SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Form 51-102F3
Material Change Report

PART 1	CONTENT OF MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

     BCE Inc. ("BCE")
     1000, rue de La Gauchetiere Ouest, Bureau 3700
     Montreal, Quebec
     H3B 4Y7

Item 2   Date of Material Change

     February 1, 2006

Item 3   News Release

     A press release announcing the material change referred to in this report was issued on February 1, 2006 and disseminated on newswires in Canada and the United States.

Item 4   Summary of Material Change

     BCE announced its intention to form a new telephone income trust (the “Trust”) that is expected to own and manage 1.6 million local access lines in parts of Bell Canada’s territory in Ontario and Quebec. BCE also announced its intention to distribute approximately 50% of its interest in the Trust to all of its common shareholders on a pro rata basis in exchange for a reduction of approximately 8% of BCE’s issued and outstanding common shares.

Item 5   Full Description of Material Change

     It is intended that the Trust will acquire 1.6 million local access lines currently owned by Bell Canada (a subsidiary of BCE) in Ontario and Quebec. The Trust will own the local wireline and DSL assets within its territory and will manage the provision of all wireline, legacy data and Internet products for all residential and business customers in the territory. Responsibility for enterprise and small and medium-sized businesses with head offices in the territory will also be transferred to the Trust. Bell Canada will retain ownership of all other assets, including wireless, television, and Bell World Stores, and will continue to sell Bell Mobility and ExpressVu products in cooperation with the Trust.

     BCE intends to distribute approximately 50% of its interest in the Trust to all of its common shareholders on a pro rata basis in exchange for a reduction of approximately 8% of BCE’s issued and outstanding common shares. The exchange is expected to be formally effected by way of a plan of arrangement.

     BCE intends to establish a governance structure for the Trust in line with comparable current income trust precedents where control is maintained by the sponsoring shareholder at ownership levels significantly below 50%. BCE will continue to consolidate the financial results of the Trust following the proposed distribution.

     The Trust transaction and resulting distribution is expected to be completed once all necessary approvals are obtained, including from the Canada Revenue Agency (“CRA”), Canadian Radio-television and Telecommunications Commission (“CRTC”), Competition Bureau, securities regulators and the Toronto Stock Exchange, and once the transaction has been approved by BCE shareholders.

     The creation of the Trust is part of a comprehensive review of BCE’s asset base being conducted by BCE with the objective of creating value for shareholders.

Caution Regarding Forward-Looking Statements

     Certain statements made in this material change report, including, but not limited to, the intention to create the Trust and its expected governance structure and scope of business operations, the proposed distribution of trust units to BCE shareholders and BCE’s anticipated remaining interest in the Trust, the structure of the transaction and other statements that are not historical facts, constitute forward-looking information and are subject to important risks, uncertainties and assumptions. In particular, in making these forward-looking statements, BCE has assumed, among other things, that the proposed Trust transaction will receive the required approvals on terms satisfactory to BCE and Bell Canada, that the proposed Trust transaction, and related distribution of an approximately 50% interest in the Trust, can be effected on terms that are satisfactory to BCE and Bell Canada, that this transaction will remain favourable to BCE and Bell Canada and that other transactions and opportunities that BCE or Bell Canada consider to be more attractive than the proposed transaction do not emerge, and that this transaction will be able to be completed without adverse effects on the customers of Bell Canada or the Trust. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements.

     The completion of the proposed Trust transaction is subject to a number of conditions including, without limitation, receipt of: (i) an advance tax ruling from the CRA; (ii) CRTC approval; (iii) an advance ruling certificate from the Competition Bureau; (iv) securities commissions, other applicable regulatory and stock exchange approvals; (v) possible third party consents on satisfactory terms; and (vi) required securityholder approvals, as well as the arranging of satisfactory bank financing. These approvals may not be obtained, or may not be obtained on terms satisfactory to BCE or Bell Canada, in which case the proposed Trust transaction could be modified, restructured or terminated. The proposed transaction is expected to take a number of months to complete and, during such period, especially given the rapid pace of change in the industry and potential regulatory developments or changes in laws, or for business reasons, the proposed transaction may cease to be as favourable, and/or other transactions and opportunities that BCE or Bell Canada consider to be more attractive than the proposed transaction may emerge, in which case the proposed Trust transaction could be modified, restructured or terminated.

     Other factors that could cause results or events related to the proposed Trust transaction to differ materially from current expectations include, among other things: BCE’s or Bell Canada’s ability to complete the proposed transaction without adverse effects on the customers of Bell Canada or the Trust and the ability of the Trust to make and maintain cash distributions. In turn, the Trust’s results and ability to make and maintain cash distributions will be subject to various risks including, without limitation, intensity of competitive activity, general economic and market conditions, the level of consumer confidence and spending and the demand for, and prices of, the Trust’s services, the impact of pending or future litigation or regulatory proceedings, and the other risk factors applicable to BCE companies summarized in the Safe Harbor Notice Concerning Forward-Looking Statements referred to in the next paragraph.

     For additional information with respect to certain of these and other assumptions and risk factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated February 1, 2006 filed by BCE with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this material change report represent the expectations of BCE as of February 1, 2006 and, accordingly, are subject to change after such date. However, BCE disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

     Not applicable.

Item 7   Omitted Information

     Not applicable.

Item 8   Executive Officer

     For further information contact Martine Turcotte, Chief Legal Officer, (514) 870-4637.

Item 9   Date of Report

     February 10, 2006.

BCE Inc.

(signed) Martine Turcotte

Martine Turcotte Chief Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: February 10, 2006